

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2022

Frank Bedu-Addo, Ph.D.
Chief Executive Officer
PDS Biotechnology Corporation
25B Vreeland Road, Suite 300
Florham Park, NJ 07932

> **Re: PDS Biotechnology Corporation**
> **Registration Statement on Form S-3**
> **Filed August 24, 2022**
> **File No. 333-267041**

Dear Dr. Bedu-Addo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Emilio Ragosa, Esq.